SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/6/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,173,650

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER

1,173,650
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,173,650

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

14.87%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

The following constitutes Amendment No. 5 to the Schedule 13D filed by Bulldog Investors, Phillip Goldstein and Andrew Dakos on August 17, 2006. This Amendment No.5 amends and supersedes that Schedule 13D as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On August 6, 2007 the reporting persons sent the attached letter (See Exhibit 1) to the Chairman of the Board of the Issuer.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Issuer's Chairman of the Board


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/13/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Full Value Partners L.P.
Park 80 West, Plaza Two, Saddle Brook, NJ 07663
Phone (201) 556-0092 // Fax (201) 556-0097


      August 6, 2007

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
11-43 Raymond Plaza West ? 10th Floor
Newark, NJ 07102

Dear Ms. Izak:

      Congratulations on management's victory in the recently completed proxy contest.We believe the primary reason management's slate was re-elected was that stockholders were impressed by your letter of July 3, 2007 in which you stated: "We are pleased to inform you that preliminary bids to acquire Wilshire Enterprises, Inc. have been received and that your Board is actively pursuing a transaction which will maximize stockholder value for all of our investors."

      Since our only interest is in maximizing the value of Wilshire's' stock price, we will be the first to congratulate you when a value maximizing transaction is announced. Hopefully, that will be soon. However, if a value maximizing transaction is not forthcoming, we will take whatever steps are necessary to protect our investment in Wilshire which may include commencing litigation or another proxy contest.

Very truly yours,




Andrew Dakos
Managing Member
Full Value Advisors LLP
General Partner